AB
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[redacted]

09055567

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ACA/Prudent Investors Planning Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

239 Route 22 East Third Floor
(No. and Street)

Green Brook, New Jersey 08812
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan C. Achtel 732-926-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anna Luise CPA, P.C.
(Name – *if individual, state last, first, middle name*)

15 Gawain Drive Manalapan, New Jersey 07726
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 04 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alan C. Achtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACA/Prudent Investors Planning Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-no exceptions-

Signature

President

Title

Notary Public

ROBYN ACHTEL
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JAN. 8, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACA/PRUDENT INVESTORS PLANNING CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2008

ACA/PRUDENT INVESTORS PLANNING CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2008

CONTENTS

ANNA LUISI CPA, P.C.

Certified Public Accountant & Business Consultant

15 Gawain Drive
Manalapan, N.J. 07726

Tel: (732) 617-1040
Fax: (732) 617-1041
Email: AnnaLuisiCPA@aol.com

Board of Directors
ACA/PRUDENT INVESTORS PLANNING CORPORATION
Green Brook, New Jersey

I have audited the accompanying balance sheet of ACA/PRUDENT INVESTORS PLANNING CORPORATION as of December 31, 2008, and the related statements of income, shareholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACA/PRUDENT INVESTORS PLANNING CORPORATION as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented at the end of the financial statements is for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

In addition, I have also issued a report dated January 23, 2009 on my consideration of ACA/PRUDENT INVESTORS PLANNING CORPORATION'S internal control structure based on the audit of the financial statements.

Anna Luisi CPA

Anna Luisi CPA, P.C.

January 23, 2009

ACA/PRUDENT INVESTORS PLANNING CORPORATION

BALANCE SHEET

AS OF DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 107,773
Accounts Receivable	59,660
Prepaid Expenses	10,949
Total Current Assets	178,382
FURNITURE & OFFICE EQUIPMENT(net of accumulated depreciation of $14,769)	6,936
OTHER ASSETS	
Security Deposit	4,830
Total Assets	$ 190,148

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 14,503
SHAREHOLDERS' EQUITY	
Common Stock, no par value; authorized 100 shares; 100 shares issued and outstanding	100
Paid in Capital	109,900
Retained Earnings	65,645
Total Shareholders' Equity	175,645
Total Liabilities and Shareholders' Equity	$ 190,148

See auditor's report and accompanying notes to financial statements.

ACA/PRUDENT INVESTORS PLANNING CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE	$ 934,438
OPERATING EXPENSES	
Wages	377,271
Payroll Taxes	24,148
Automobile	5,862
Corporate Business Taxes	2,080
Dues & Subscriptions	2,118
Depreciation	3,269
Employee Retirement Plans	39,150
Insurance	3,829
Office Supplies & Computer Expenses	4,321
Postage & Delivery	4,430
Cleaning & Maintenance	1,270
Professional Fees	6,203
Registration Fees-Insurance	1,283
Registration Fees-Securities	6,654
Rent	31,265
Soliciting Costs	16,512
Telephone	5,102
Utilities	1,566
Printing Costs	1,763
	538,096
NET INCOME	$ 396,342

See auditor's report and accompanying notes to financial statements.

ACA/PRUDENT INVESTORS PLANNING CORPORATION

STATEMENT OF SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, January 1, 2008	$ 100	$ 109,900	$ 272,528	$382,528
NET INCOME - 2008			396,342	396,342
DISTRIBUTION TO SHAREHOLDERS			(603,225)	(603,225)
BALANCE, December 31, 2008	$ 100	$ 109,900	$ 65,645	$175,645

See auditor's report and accompanying notes to financial statements.

ACA/PRUDENT INVESTORS PLANNING CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 396,342
Depreciation	3,269
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:	
Changes in Assets & Liabilities:	
Accounts Receivable	29,794
Prepaid Expenses	874
Accounts Payable & Accrued Expenses	9,205
Net Cash Provided By Operating Activities	439,484
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Furniture & Office Equipment	(3,128)
Distribution To Shareholders	(603,225)
Net Cash Used In Investing Activities	(606,353)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(166,869)
CASH AND CASH EQUIVALENTS, beginning of year	274,642
CASH AND CASH EQUIVALENTS, end of year	$ 107,773
Supplemental disclosure:	
Corporate taxes paid	$ 2,080

See auditor's report and accompanying notes to financial statements.

ACA/PRUDENT INVESTORS PLANNING CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: ACA/Prudent Investors Planning Corporation is a securities brokerage firm and is a member of the Financial Industry Regulatory Authority.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of twelve months or less to be cash equivalents.

Income Taxes: The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income tax on the taxable income.

Furniture & Office Equipment:
Property and office equipment are stated at cost. Depreciation is computed using the straight-line method at rates sufficient to write off the cost of the applicable assets over their estimated useful lives.

NOTE 2 NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Rule 15c-3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of the aggregate indebtedness, as defined. Net capital and aggregate indebtedness, change from day-to-day, but as of December 31, 2008, the Company had net capital which exceeded its requirements by $107,871.

NOTE 3 RETIREMENT PLANS

The Company maintains a defined contribution profit sharing plan for employees that have met certain employment requirements. Contributions to the plan are discretionary and the amount of future contributions is not certain. Profit sharing plan expense for 2008 was $24,261.

The Company also maintains a deferred compensation 401(k) plan for qualifying employees and accrues a limited matching contribution to the plan based upon the level of individual employee contributions, up to 4% of the employee's qualifying salary. Compensation deferral plan contributions expense for 2008 was $14,889.

NOTE 4 OPERATING LEASES

The Company leases office space in Green Brook, NJ. The original lease agreement began in May 2003 and the total expense for this location for 2008 was $31,265. The original lease commitment was for 5 years with an option to renew for an additional three years under various options. The lease expired on April 30, 2008. A short-term temporary lease was renegotiated and expires on April 30, 2009.

Future minimum lease payments under the lease agreement for the year ending December 31, is as follows:

2009	$9,940

The current landlord is attempting to convert the office space to a condominium. Achtel Holdings, LLC, which is 100% owned by the stockholders of ACA/Prudent Investors Planning Corporation are in contract and negotiations to purchase the office space. At this point in time there is no economic substance or effect on the Company.

NOTE 5 FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment consists of the following:

Furniture	$ 5,555
Office equipment	16,150
	21,705
Less accumulated depreciation	(14,769)
	$6,936

NOTE 6 OFF BALANCE SHEET RISK

The Company maintains cash accounts at a bank held in New Jersey that exceeded the Federal Deposit Insurance Corporation (FDIC) limits at certain points during the 2008 calendar year prior to the FDIC limit increase to $250,0000. As of December 31,2008, all cash funds were fully insured.

SUPPLEMENTAL INFORMATION

ACA/PRUDENT INVESTORS PLANNING CORPORATION

COMPUTATION OF NET CAPITAL AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL AS AT DECEMBER 31, 2008

Stockholders' Capital	$ 175,645
Less Non-Allowable Assets:	
Commissions Receivable	(40,059)
Prepaid Expenses	(10,949)
Furniture & Office Equipment(net of accumulated depreciation)	(6,936)
Security Deposits	(4,830)
Net Capital	112,871
Net Capital Requirement (1/15 of aggregate indebtedness or $5,000 Minimum Net Dollar Requirement, whichever Is Greater)	5,000
Net Capital In Excess of Required Amount	$ 107,871
Ratio of Aggregate Indebtedness To Net Capital	**0.128**

***Note:** The above amount does not differ materially from the computation of new net capital under rules 15c-3-1 as of December 31, 2008 filed with the Financial Industry Regulatory Authority.*

See Independent Auditor's Report.

ANNA LUISI CPA, P.C.

Certified Public Accountant & Business Consultant

15 Gawain Drive
Manalapan, N.J. 07726

Tel: (732) 617-1040
Fax: (732) 617-1041
Email: AnnaLuisiCPA@aol.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

January 23, 2009

ACA/Prudent Investors Planning Corporation
239 Route 22 East
Green Brook, NJ 08812

Gentlemen:

In planning and performing the audit of the financial statements of ACA/Prudent Investors Planning Corporation for the year ended December 31, 2008, I considered its internal control structure, in order to determine the auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ACA/Prudent Investors Planning Corporation that I considered relevant to the objectives stated in Rule 17a-5(g)(i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (ii). I did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 (b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding

paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

Anna Luisi CPA

Anna Luisi CPA, P.C.

See Independent Auditor's Report.

END